FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

August 10, 2009

Item 3: News Release:

A news release dated and issued on August 10, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Options McTavish Uranium Project

Item 5: Full Description of Material Change:

Vancouver, Canada, Aug 10th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce that it has entered into an option agreement with Kodiak Exploration Limited (KXL – TSX.V) (“Kodiak”) with regard to the Company’s 100%-owned McTavish uranium project (“Project”), situated in the prolific Athabasca Basin of northern Saskatchewan.

Pursuant to the recent execution of an option agreement, Kodiak has been granted an option to acquire up to a 70% interest in the Project.  In order to earn an initial 50% interest in the Project, Kodiak must complete $4,000,000 in exploration and issue 1,000,000 Kodiak shares to CanAlaska in accordance with the following schedule:  100,000 Kodiak Shares on or before the Effective Date; such payment to be made within 10 business days after the date of acceptance (the “Effective Date”) by the TSX Venture Exchange of a filing to be made in respect of the proposed option;

(i)

$600,000 Expenditures and 50,000 Kodiak Shares by the first anniversary of the Effective Date;

(ii)

a further $800,000 Expenditures and 50,000 Kodiak Shares on or prior to the second anniversary of the Effective Date;

(iii)

a further $1,200,000 Expenditures and 50,000 Kodiak Shares on or prior to the third anniversary of the Effective Date;

(iv)

a further $1,400,000 Expenditures and 50,000 Kodiak Shares on or prior to the fourth anniversary of the Effective Date; and

(v)

a further 700,000 Kodiak Shares on or prior to the fifth anniversary of the Effective Date

Kodiak may earn a further 10% interest in the Project (60% total), by expending $3,000,000 in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds U3O8 in the measured and indicated categories.  By defining a resource of 50 million pounds U3O8 during the same period, Kodiak’s interest may increase to 70%.  The proposed option is subject to acceptance by the TSX Venture Exchange.

445000
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6390000
6385000
6380000
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6365000
Millenium Deposit
0
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Kilometers
Legend
CanAlaska Claims
Kodiak Claims
Kodiak Drill Holes
Historical Drill Holes
Athabasca Ground Survey Conductors
Uranium Deposit
ms
0.1 0.6 1.2 1.7 2.2 2.8 3.3
VTEM AdTAU
NWT
SK
AB
Athabasca Basin
McTavish Project
CanAlaska Uranium Ltd.
KODIAK
EXPLORATION LIMITED
McTavish Project
Claims Location
DATUM: UTM NAD 83, Zone 13
Scale: 1: 125 000
Date: Aug. 7, 2009
Drawn by: AS
Fig. 1

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6380000
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WM-09-02
WM-09-01
WM-09-03
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WM-09-05
Legend
CanAlaska Claim
Kodiak Claims
Kodiak Drill Holes
Historical Drill Holes
Athabasca Ground Survey Conductors
ms
0.1 0.6 1.2 1.7 2.2 2.8 3.3
VTEM AdTAU
0 0.25 0.5 1
Kilometers
CanAlaska Uranium Ltd.
KODIAK
EXPLORATION LIMITED
McTavish Project
Kodiak Drill Hole Locations
DATUM: UTM NAD 83. Zone 13
Date: Aug. 7, 2009
Scale: 1: 30 000
Drawn by: AS
Fig.
2

Figure 1	Figure 2

The McTavish Project consists of three separate claim groups totaling 16,385 hectares.  One claim group is wholly-enclosed by Kodiak’s West Millennium project.  The other two parcels are intimately intertwined with West Millennium.  UTEM data show that the conductors successfully drilled by Kodiak this past winter at West Millennium extend onto the McTavish property and appear to intensify.  Previously announced Kodiak drill hole WM09-04, which intersected a 69 metre thick fractured graphitic and pyritic pelite unit containing up to 0.13% U3O8, is located only 400 metres from the McTavish property and underscores the excellent exploration potential of the Project.  UTEM data also defines two other large scale, high magnitude conductors on the McTavish property, both of which are untested by drilling.  The combined West Millennium-McTavish property package comprises nearly 380 km2 in the heart of the Athabasca Basin, only three kilometres west of Cameco’s Millennium deposit (47M pounds U3O8 with an average grade of 4.5% U3O8).

CanAlaska is very pleased to enter into the option agreement with Kodiak.  It will allow for immediate exploration of the significant geophysical features identified by CanAlaska’s VTEM airborne surveys, which are preserved on the CanAlaska claim blocks.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of August 2009.